September 29, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company
(File Nos. 333-175718 and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).  This filing incorporates responses to the Commission Staff’s comments transmitted by letter dated August 15, 2011and includes other non-material changes. Contemporaneously with this filing, we are filing a letter with responses to each of the Commission Staff’s comments contained in the August 15, 2011 letter.

You will note that in certain GAWA percentage tables in the prospectus contained in the Amendment (see pages 75, 87, 100 and 112), the percentages are not shown and brackets have been inserted. We will file a pre-effective amendment to respond to any further Commission Staff comments on the Amendment and will include the GAWA percentages at that time.  The percentages to be included in the subsequent amendment are set forth below. Please note, these percentages are the same as the percentages contained in the transmittal letters for post-effective amendments filed by Registrant on August 30, 2011 (File Nos. 333-118638, 333-119656, 333-70472, 333-132128, 333-155675, 333-172874, 333-172875 and 333-172877) related to other annuity products offered by Registrant. These filings have been previously reviewed by the Commission Staff.

LifeGuard Freedom 6 Net and LifeGuard Freedom 6 Net With Joint Option

Ages	GAWA Percentage
35 – 64	3.5%
65 – 74	4.5%
75 – 80	5.5%
81+	6.5%

LifeGuard Freedom Flex and LifeGuard Freedom Flex With Joint Option

Ages	GAWA Percentage
35 – 64	3.5%
65 – 74	4.5%
75 – 80	5.5%
81+	6.5%

Under separate cover we will provide to the Commission Staff reviewer a courtesy copy of the prospectus contained in the filing marked to show changes from the prospectus contained in the initial registration statement.

If you have any questions, please contact me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alison T. White